INVICTUS The Cannabis Company

PRESS RELEASE	January 17, 2019

INVICTUS MD ANNOUNCES SUBMISSION OF ITS APPLICATION TO
LIST ON NASDAQ AND SHARE CONSOLIDATION

Vancouver, BC, January17, 2019 - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) is pleased to announce that it has submitted its application to list its common shares (the “Shares”) on the NASDAQ Capital Market ("NASDAQ"). In advance of listing on NASDAQ, the Company will file a Form 40-F Registration Statement with the United States Securities and Exchange Commission. The listing of the Company's Shares on NASDAQ remains subject to the approval of NASDAQ and the satisfaction of all applicable listing and regulatory requirements, including the effectiveness of the Form 40-F Registration Statement.

Subject to approval for listing, it is anticipated that the Company's Shares, including the existing Shares trading on the OTCQX under the ticker symbol “IVITF”, will trade on NASDAQ under the ticker symbol "INV". The Company's Shares will continue to trade on the TSXV under the ticker symbol "GENE" and on the Frankfurt Stock Exchange under the ticker symbol "8IS1". A trading date will be made public once all regulatory formalities are satisfied.

In connection with the listing on NASDAQ, the Company also announces it will be proceeding with a consolidation of its issued and outstanding common shares (the "Consolidation") on the basis of one post-Consolidation Share for every seven pre-Consolidation Shares. No fractional Shares will be issued. Any fractional Share will be rounded down to the nearest whole number.

The Consolidation is subject to final confirmation by the TSX Venture Exchange (the "TSXV"). As a result of the Consolidation, the 112,176,712 Shares which are currently issued and outstanding will be reduced to approximately 16,025,244 Shares, subject to rounding.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
George E. Kveton
Chief Executive Officer and Director

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(833) 879-4363

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

INVICTUS The Cannabis Company

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer. To meet growing demand, Invictus is expanding its cultivation footprint, with three cannabis production facilities licensed under the Cannabis Act and Cannabis Regulations in Canada. To accommodate international sales, Invictus’ wholly-owned subsidiary, Acreage Pharms Ltd. (“Acreage Pharms”), has designed and is currently building its Phase 3 purpose-built cultivation facility to be European Union Good Manufacturing Practices (“EU-GMP”) compliant. The Company is targeting up to 50 percent of production to medical cannabis. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd. (“Future Harvest”), a high-quality fertilizer and nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 70 Health Canada approved strains and a multifaceted distribution strategy including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores. For more information visit www.invictus-md.com.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including statements with respect to the consolidation of the Company's common shares; and the timing, receipt of regulatory approval for, and listing of the Company's common shares on NASDAQ and the filing of a Form 40-F Registration Statement with the United States Securities and Exchange Commission are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that the Company will be successful in completing the consolidation and obtaining NASDAQ approval and all necessary regulatory approvals for the listing of its common shares on NASDAQ. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the Company will not be successful in completing the Consolidation or obtaining the necessary regulatory approvals to complete the listing on NASDAQ. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.